Exhibit 99.1

Critical Metals Corp. to Acquire Tanbreez, One of the World’s Largest Known Rare Earths Assets

Critical Metals Corp. has signed a binding heads of agreement to acquire a controlling interest in the Tanbreez Greenland Rare Earth Mine, one of the largest rare earth deposits in the world

The Tanbreez Project offers a foundational permitted rare earth asset in North America and Europe

With China dominating more than 90% of the REEs, Critical Metals Corp. acquisition of the mine strategically would establish it as a reliable supplier of critical minerals for the western world

First significant transaction for Critical Metals Corp. in its strategic M&A roadmap, reflecting another world class addition to its portfolio of assets

Transaction valued at up to $211 million

NEW YORK, June 10, 2024 (GLOBE NEWSWIRE) -- Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp”), a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners, today announced that it has signed a binding heads of agreement to acquire a controlling interest in the Tanbreez Greenland Rare Earth Mine (the “Tanbreez Project”) from Rimbal Pty Ltd., a company controlled by geologist Gregory Barnes (“Rimbal”).

The Tanbreez Project is a permitted, globally significant critical minerals asset positioned to unlock a sustainable, reliable and long-term rare earth supply for North America and Europe. Once operational, Tanbreez is expected to supply rare earth elements (REEs) to customers in the western hemisphere to support the production of a wide range of next-generation commercial products, as well as demand from the defense industry. The Tanbreez Project is expected to possess greater than 27% heavy rare earth elements (HREE), which carry a much higher value than light rare earth elements. In an industry where competitors primarily target light rare earth elements (LREE), Tanbreez is believed to be unique not only due to its significant size, but also because of its HREE asset mix.

“Tanbreez is a game-changing rare earth mine for the West, and is a key step towards positioning Critical Metals Corp as the preeminent critical minerals supplier with a diversified, multi-asset portfolio that spans multiple geographies,” said Critical Metals Corp CEO and Chairman, Tony Sage. “With Tanbreez expected to be under the Critical Metals Corp banner, we will have the ability to further support our commercial network in Europe while simultaneously being able to evaluate additional opportunities to tap into the upside potential of the North American market. Critical Metals Corp continues to capitalize on macro-economic tailwinds and government support which are accelerating the demand for critical minerals as we play an essential role in supporting the green energy transition.”

Tanbreez Project Asset Highlights:

●	Exploitation License Granted: the project is permitted with a license to mine the asset granted by the Greenland Government in 2020.

●	4.7 billion-ton Multi-Element Management Estimated Resource: S-K 1300 conversion underway.

●	Reliable and Long-term REE Supply Unlocked for the West: securing one of the largest rare earth deposits in the world for national defense.

●	Strategically Located: the asset is favorably located in Southern Greenland in close proximity to airport and shoreline transportation options with established infrastructure in place for year-round direct shipping of end-products.

●	Environmentally Friendly Asset: minimal harmful products expected to be produced in the mineralization of REEs at the project.

Tanbreez Project Asset Overview

The Tanbreez Project is expected to have access to key transportation outlets as the project’s area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean. The outcropping ore body known as Kakortokite covers an area of 8 x 5 km and is approximately 400m thick.

This foundational rare earth asset is expected to benefit from robust regulatory tailwinds in both Europe and North American and long-term secular trends for next-generation technology for both commercial and government applications. With China dominating more than 90% of the world’s rare earth assets, this acquisition would represent a strategic move for Critical Metals Corp as it continues to position itself as a leading supplier of critical minerals for the western world. By centralizing the supply chain for critical minerals and working with Critical Metals Corp and Tanbreez, western countries can reduce their dependence on foreign imports, thereby bolstering their national security.

Critical Metals Corp’s assessment and estimates of the Tanbreez Project to date have been limited. Critical Metals Corp’s assessment of these assets may not reveal all existing or potential problems, nor will it permit it to become familiar enough with the properties to assess fully their capabilities and deficiencies. Further, Critical Metals Corp may not be able to achieve the expected benefits of the acquisition.

For more information, please see the Critical Metals Corp investor relations website for an updated investor presentation.

Advisors

Jett Capital Advisors, LLC and Cohen & Company Capital Markets, a division of J.V.B Financial Group, LLC are financial advisors to Critical Metals Corp.; White & Case LLP are legal advisors to Critical Metals Corp.

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its initial flagship asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and valuable building block in an expanding geostrategic critical metals portfolio.

For more information, please visit https://criticalmetalscorp.com/.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the ability to consummate the acquisition of the Tanbreez Project, the benefits associated with the acquisition of the Tanbreez Project, the potential market value of the Tanbreez Project, the expected rare earth metal supply located in the Tanbreez Project, the expected life of mine of the Tanbreez Project, the Tanbreez Project’s access to key transportation outlets, the ability of Critical Metals Corp to successfully integrate the Tanbreez Project into its existing business plan (if the acquisition is consummated), the future financial position, financial performance, business strategy, or expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	expansion and other plans and opportunities, including expansion into other strategic assets; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2024 and in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024, forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, which was declared effective on December 27, 2023. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Cautionary Note Regarding Estimates of Measured, Indicated and Inferred Mineral Resources

The information herein regarding the possible mineral resources with respect to the Tanbreez Project represent management’s current estimates of such resources. Estimates of the mineral resources at the Tanbreez Project are subject to considerable uncertainty. Such estimates are, or will be, to a large extent, based on metal prices and interpretations of geological data obtained from drill holes and other exploration techniques, which may not be indicative of future results. Additionally, the estimates of the Tanbreez Project do not indicate proven or probable reserves as defined by the SEC or Critical Metals’ standards. The estimates are expected to be in compliance with the requirements on the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (the “JORC Code”) and have not been prepared in accordance with Regulation S-K 1300. Investors should note that the requirements of the JORC Code differ from the requirements of Regulation S-K 1300. A qualified person, as defined in Regulation S-K 1300, has not done sufficient work to classify the estimates as a current estimate of mineral reserves and mineral resources (as defined under Regulation S-K 1300) and, therefore, Critical Metals is not treating the historical estimates of the Tanbreez Project as current compliant mineral reserve and mineral resource estimates. Critical Metals has not been involved in the preparation of such estimates. There is no assurance that any estimates reported under the JORC Code will be the same as the mineral reserve or mineral resource estimates prepared under Regulation S-K 1300 standards. Accordingly, you are specifically cautioned that the estimates of the Tanbreez Project may not be comparable to similar information made public by Critical Metals or other companies subject to the reporting and disclosure requirements under Regulation S-K 1300.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com